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EXHIBIT 12.1

The Coca-Cola Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(IN MILLIONS EXCEPT RATIOS)

	Year Ended December 31,
	2003	2002	2001	2000	1999

Earnings:
Income from continuing operations before income taxes and changes in accounting principles	$5,495	$5,499	$5,670	$3,399	$3,819
Fixed charges	220	236	327	489	386
Less: Capitalized interest, net	(1)	(1)	(8)	(11)	(18)
Equity income, net of dividends	(294)	(256)	(54)	380	292

Adjusted earnings	$5,420	$5,478	$5,935	$4,257	$4,479

Fixed charges:
Gross interest incurred	$179	$200	$297	$458	$355
Interest portion of rent expense	41	36	30	31	31

Total fixed charges	$220	$236	$327	$489	$386

Ratios of earnings to fixed charges	24.6	23.2	18.1	8.7	11.6

The Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $280 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios as the amounts are immaterial and, in the opinion of Management, it is not probable that the Company will be required to satisfy the guarantees.

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  EXHIBIT 12.1
The Coca-Cola Company and Subsidiaries Computation of Ratios of Earnings to Fixed Charges (IN MILLIONS EXCEPT RATIOS)